Exhibit 99.1
Mindray Announces Second Quarter 2009 Financial Results
Shenzhen, China — August 10, 2009 — Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide announced today its selected unaudited financial results for the second quarter and first half ended June 30, 2009.
     Highlights for Second Quarter and First Half 2009
•	Second quarter 2009 net revenues were $160.1 million, an increase of 9.9% over the second quarter of 2008 and 19.3% over the first quarter of 2009.

•	Fully diluted EPS in the second quarter of 2009 was $0.29, a 38.8% increase from the second quarter of 2008 and a 29.8% increase from the first quarter of 2009.

•	EBITDA in the second quarter of 2009 was $46.7 million, a 38.8% increase from the second quarter of 2008.

•	Gross margin in the second quarter of 2009 was 57.2%, up from 52.8% in the second quarter of 2008 and 55.7% in the first quarter of 2009.

•	Net operating cash generated during the second quarter of 2009 was $34.5 million.

•	Working capital days were 77 in the second quarter of 2009.

•	A total of five products were launched in the first half of 2009.

•	Mindray USA expanded its Group Purchase Organization (“GPO”) contract base; the DPM product line has now been added to contracts in five of the largest GPOs, providing access to this product line to over 85% of the U.S. hospitals and surgery centers.
“Mindray continued to generate solid operational performance and earnings growth in the face of a global marketplace that remains very challenging,” commented Xu Hang, Mindray’s chairman and co-chief executive officer. “The ongoing realignment of core competencies within each region and continued integration of our Mahwah operations have and will continue to enable us to improve our cost structure and operational efficiency, while bringing new products to market and maintaining our competitive position in the marketplace.”
SUMMARY — Second Quarter and First Half 2009

	Three Months Ended			Six Months Ended
(in $ millions, except	June 30			June 30
per-share data)	2009	2008	% chg	2009	2008	% chg
Net Revenues	160.1	145.7	9.9%	294.2	233.1	26.2%
Revenues generated in China	76.0	57.9	31.3%	138.3	100.6	37.4%
Revenues generated outside China	84.1	87.8	-4.2%	155.9	132.5	17.7%
Gross Profit	91.6	77.0	18.9%	166.3	126.4	31.6%
Non-GAAP Gross Profit	93.4	79.9	16.9%	169.7	130.1	30.4%
Operating Income	39.0	27.8	40.2%	68.4	55.7	22.8%
Non-GAAP Operating Income	43.9	40.0	9.8%	78.6	70.8	11.0%
EBITDA	46.7	33.6	38.8%	82.3	64.9	26.7%
Net Income	33.0	24.1	37.2%	58.4	49.1	18.8%
Non-GAAP Net Income	37.8	35.2	7.5%	68.4	63.0	8.4%
Diluted EPS	0.29	0.21	38.8%	0.52	0.43	19.9%
Non-GAAP Diluted EPS	0.34	0.31	8.7%	0.61	0.56	9.4%
Revenues
Mindray reported net revenues of $160.1 million for the second quarter of 2009, a 9.9% increase from $145.7 million in the second quarter of 2008. Net revenues generated in China in the second quarter of 2009 increased 31.3% to $76.0 million from $57.9 million in the second quarter of 2008, while net revenues generated in international markets in the second quarter of 2009 decreased 4.2% to $84.1 million from $87.8 million in the second quarter of 2008.
Performance by Segment
Patient Monitoring & Life Support Products: Patient monitoring & life support products segment revenues increased 2.1% to $69.1 million from $67.6 million in the second quarter of 2008. The patient monitoring & life support products segment contributed 43.2% to the total net revenues in the second quarter of 2009.
In-Vitro Diagnostic Products: In-vitro diagnostic products segment revenues increased 12.8% to $40.0 million from $35.5 million in the second quarter of 2008. The in-vitro diagnostic products segment contributed 25.0% to the total net revenues in the second quarter of 2009.

Medical Imaging Systems: Medical imaging systems segment revenues increased 16.5% to $41.9 million from $36.0 million in the second quarter of 2008. The medical imaging systems segment contributed 26.1% to the total net revenues in the second quarter of 2009.
Others: Other revenues, which are primarily comprised of service fee charged for post warranty period repair services, increased 37.4% to $9.1 million from $6.6 million in the second quarter of 2008. Other revenues contributed 5.7% to the total net revenues in the second quarter of 2009.
The segment revenue amounts discussed above include shipping and handling fees charged to customers.
Gross Margins
Second quarter 2009 gross profit was $91.6 million, an 18.9% increase from $77.0 million in the second quarter of 2008. Second quarter 2009 non-GAAP gross profit was $93.4 million, a 16.9% increase from $79.9 million in the second quarter of 2008. Second quarter 2009 gross margin was 57.2% compared to 52.8% in the second quarter of 2008 and 55.7% in the first quarter of 2009. Non-GAAP gross margin was 58.3% in the second quarter of 2009 compared to 54.8% in the second quarter of 2008 and 56.9% in the first quarter of 2009.
Operating Expenses
Selling expenses for the second quarter of 2009 were $26.4 million, or 16.5% of the total net revenues, compared to 14.2% in the second quarter of 2008 and 16.2% in the first quarter of 2009. Non-GAAP selling expenses for the second quarter of 2009 were $24.9 million, or 15.5% of the total net revenues, compared to 13.3% in the second quarter of 2008 and 15.0% in the first quarter of 2009.
General and administrative expenses for the second quarter of 2009 were $11.4 million, or 7.1% of the total net revenues, compared to 6.6% in the second quarter of 2008 and 6.6% in the first quarter of 2009. Non-GAAP general and administrative expenses for the second quarter of 2009 were $10.7 million, or 6.7% of the total net revenues, compared to 6.1% in the second quarter of 2008 and 5.7% in the first quarter of 2009.
Research and development expenses for the second quarter of 2009 were $14.7 million, or 9.2% of the total net revenues, compared to 8.5% in the second quarter of 2008 and 11.0% in the first quarter of 2009. Non-GAAP research and development expenses for the second quarter of 2009 were $13.9 million, or 8.7% of the total net revenues, compared to 7.9% in the second quarter of 2008 and 10.4% in the first quarter of 2009.

Total share-based compensation expenses, which were allocated to cost of revenues and related operating expenses, were $2.6 million in the second quarter of 2009 compared to $3.0 million in the first quarter of 2009 and $2.4 million in the second quarter of 2008.
Operating income was $39.0 million in the second quarter of 2009, a 40.2% increase from $27.8 million in the second quarter of 2008. Non-GAAP operating income in the second quarter of 2009 was $43.9 million, a 9.8% increase from $40.0 million in the second quarter of 2008. Operating margin was 24.4% in the second quarter of 2009 compared to 19.1% in the second quarter of 2008 and 21.9% in the first quarter of 2009. Non-GAAP operating margin was 27.4% in the second quarter of 2009 compared to 27.5% in the second quarter of 2008 and 25.9% in the first quarter of 2009.
Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)
Second quarter 2009 EBITDA increased 38.8% year-over-year to $46.7 million from $33.6 million in the second quarter of 2008 and increased 31.2% from $35.6 million in the first quarter of 2009.
Net Income
Net income increased 37.2% year-over-year to $33.0 million from $24.1 million in the second quarter of 2008. Non-GAAP net income increased 7.5% year-over-year to $37.8 million from $35.2 million in the second quarter of 2008. Net margin was 20.6% in the second quarter of 2009 compared to 16.5% in the second quarter of 2008 and 18.9% in the first quarter of 2009. Non-GAAP net margin was 23.6% in the second quarter of 2009 compared to 24.2% in the second quarter of 2008 and 22.7% in the first quarter of 2009. Second quarter 2009 income tax expense was $6.3 million representing an effective tax rate of 16.1%.
Second quarter 2009 basic and diluted earnings per share were $0.30 and $0.29, respectively, compared to $0.22 and $0.21 in the second quarter of 2008. Basic and diluted non-GAAP earnings per share were $0.35 and $0.34, respectively, compared to $0.33 and $0.31 in the second quarter of 2008. Shares used in the computation of diluted earnings per share for the second quarter 2009 were 112.6 million.
Other Select Data
Average accounts receivable days outstanding were 54 days in the second quarter of 2009 compared to 60 days in the first quarter of 2009. Average inventory days were 82 days in the second quarter of 2009 compared to 88 days in the first quarter of 2009. Average accounts payable days outstanding were 59 days in the second quarter of 2009 compared to 58 days in the first quarter of 2009. Mindray calculates the above working capital days using the average of beginning and ending balances of the quarter. Historically, the company used the average of beginning of the year and ending of the quarter balances. Mindray believes this new method provides more useful information on underlying operations.
As of June 30, 2009, the company had $284.5 million in cash and cash equivalents and restricted cash, compared to $261.2 million as of March 31, 2009. Net cash generated from operating activities and net cash outflow from capital expenditures during the quarter were $34.5 million and $12.6 million, respectively.
As of June 30, 2009, the company had 5,660 employees.
First Half 2009 Results
Mindray reported net revenues of $294.2 million in the first half of 2009, representing a 26.2% increase from $233.1 million in the first half of 2008.
•	Net revenues generated in China in the first half of 2009 increased 37.4% to $138.3 million from $100.6 million in the first half of 2008.

•	Net revenues generated in international markets in the first half of 2009 increased 17.7% to $155.9 million from $132.5 million in the first half of 2008.
First half 2009 EBITDA increased 26.7% year-over-year to $82.3 million from $64.9 million in the first half of 2008 and increased 2.9% from $79.9 million in the second half of 2008.
First half 2009 net income increased 18.8% year-over-year to $58.4 million from $49.1 million in the first half of 2008. First half 2009 non-GAAP net income increased 8.4% year-over-year to $68.4 million from $63.0 million in the first half of 2008.
First half 2009 diluted earnings per share increased 19.9% year-over-year to $0.52 from $0.43 in the first half of 2008. First half 2009 non-GAAP diluted earnings per share increased 9.4% to $0.61 from $0.56 in the first half of 2008.
Business Outlook for Full Year 2009
Mindray maintains its current outlook for the full year 2009, which includes:
•	2009 net revenue to grow at a rate of at least 10% year-over-year.

•	Non-GAAP EPS to grow 10% over 2008.

•	Capital expenditure in the range of $50 million to $60 million.

•	Share based compensation to be $12 million, based on issuances to date, which does not take into account any additional share grant that may come later this year, if any.

•	Amortization of intangible assets to be $10 million including April 2006 acquisition of minority interest and May 2008 acquisition of Datascope patient monitoring business.
The company’s practice is to provide guidance on a full year basis only. This forecast reflects Mindray’s current and preliminary views, which are subject to change.
“Based on what we continue to see from a world economy and hospital spending perspective, we are maintaining our guidance for the year,” commented Mr. Li Xiting, Mindray’s president and co-chief executive officer. “We experienced excellent growth in China through the first half of the year and expect that to continue, as we look forward to the government continuing with its strong spending in the second half of 2009. China still represents our best growth prospect this year. International growth is mixed, with Africa, Asia and the Middle East performing well; distributor funding and hospital spending issues, however, continue to affect our other regions. Not surprisingly, the US hospital market remains difficult to predict, as capital spending remains constrained and healthcare reform has yet to be established. That said, we remain firm in our belief that Mindray’s unique vertically integrated business model, excellent financial position and focus on core competencies within each region, provide us with key advantages in these fast-changing markets.”
Conference Call Information
Mindray’s management will hold an earnings conference call at 8:00 AM on August 11, 2009 U.S. Eastern Time (8:00 PM on August 11, 2009 Beijing/Hong Kong Time).
     Dial-in details for the earnings conference call are as follows:

Hong Kong:	+852-3002-1672
U.S. Toll Free:	+1-866-700-7477
International:	+1-617-213-8840
Pass code for all regions:	Mindray
A replay of the conference call may be accessed by phone at the following numbers until August 22, 2009.

U.S. Toll Free:	+1-888-286-8010
International:	+1-617-801-6888
Pass code:	7624 2299

Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of Mindray’s website at http://ir.mindray.com.
Use of Non-GAAP Financial Measures
Mindray provides gross profit, R&D expenses, selling expenses, general and administrative expenses, operating income, EBITDA, net income and earnings per share on a non-GAAP basis that excludes share-based compensation expense and acquired intangible assets amortization expense, in progress research and development expenses, as well as termination payments, and all net of related tax impact, to enable investors to better assess the company’s operating performance. The non-GAAP measures described by the company are reconciled to the corresponding GAAP measure in the exhibit below titled ''Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures’’.
The company has reported for the second quarter of 2009 and provided guidance for full year 2009 earnings per share on a non-GAAP basis. Each of the terms as used by the company is defined as follows:
•	Non-GAAP gross profit represents gross profit reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets.

•	Non-GAAP operating income represents operating income reported in accordance with GAAP, adjusted for the effects of share-based compensation, termination payments, and amortization of acquired intangible assets including, but not limited to, in progress research and development (“IPR&D”).

•	Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for the effects of share-based compensation, termination payments, and amortization of acquired intangible assets including, but not limited to, IPR&D, all net of related tax impact.

•	Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP, and excludes the impact of the deemed dividends for the basic calculation.
The company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The company notes that these measures may not be calculated on the same basis of similar measures used by other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three months and six months period ended June 30, 2008 and 2009, respectively, in the attached financial information.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements,” including those related to the company’s market performance, the business outlook for the fiscal year 2009 with respect to net revenues, Non-GAAP EPS, capital expenditure, share based compensation and amortization of intangible assets, the company’s ability to grow in various geographic markets, to adapt to changing market environments, to take advantage of cost advantages, to capture growth opportunities, to improve cost structures and operational efficiencies and to benefit from government spending in China. These statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. It is possible that our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Readers are cautioned that these forward- looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including but not limited to: the expected growth of the medical device market in China and internationally; relevant government policies and regulations relating to the medical device industry; market acceptance of our products; our expectations regarding demand for our products; our ability to expand our production, our sales and distribution network and other aspects of our operations; our ability to stay abreast of market trends and technological advances; our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; competition in the medical device industry in China and internationally; and general economic and business conditions in the countries in which we operate. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 5 of our annual report on Form 20-F, filed on May 8, 2009. Our results of operations for the second quarter of 2009 and for fiscal year 2009 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.
All references to “shares” are to our ordinary shares, which are divided into two classes, Class A and Class B. Each of our American Depositary Shares, which trade on the New York Stock Exchange, represents one Class A ordinary share.

About Mindray
We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China and through our worldwide distribution network, we are able to supply internationally a broad range of products across three primary business segments, comprised of patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems. For more information, please visit http://ir.mindray.com.
For investor and media inquiries please contact:
In the U.S:
Evan Smith, CFA
FD
Tel: +1-212-850-5606
Email: evan.smith@fd.com
John Capodanno
FD
Tel: +1-212-850-5705
Email: john.capodanno@fd.com
In China:
May Li
Tel: + 86 755 2658 2518
Email: may.li@mindray.com

Exhibit 1
MINDRAY MEDICAL INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	As of December 31,	As of June 30,
	2008	2009
	US$	US$
	(audited)	(unaudited)
ASSETS

Current assets:
Cash and cash equivalents	96,370	118,681
Restricted cash (note 1)	119,711	99,790
Short-term investments (note 1)	36,780	2,251
Accounts receivable, net	89,735	101,086
Inventories	57,466	65,683
Value added tax receivables	13,566	8,325
Other receivables	7,471	6,636
Prepayments and deposits	4,503	8,251
Deferred tax assets	1,812	2,299

Total current assets	427,414	413,002

Restricted cash — long-term (note 1)	—	66,000
Other assets	1,724	2,425
Advances for purchase of plant and equipment	46,275	26,328
Property, plant and equipment, net	126,399	142,601
Land use rights, net	2,721	26,038
Deferred tax assets, net	—	1,241
Intangible assets, net	67,004	65,585
Goodwill	114,234	115,044

Total assets	785,771	858,264

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans (note 1)	157,007	103,100
Notes payable	7,449	6,213
Accounts payable	29,009	42,360
Advances from customers	7,523	5,552
Salaries payables	16,797	12,078
Other payables	46,911	53,932
Income taxes payable	10,727	10,992
Other taxes payable	4,398	3,218

Total current liabilities	279,821	237,445

Bank loans — long-term (note 1)	—	66,000
Other long-term payables	7,120	7,441
Deferred tax liabilities, net	736	1,701

	7,856	75,142

Shareholders’ equity:
Ordinary shares	14	14
Additional paid-in capital	274,993	285,427
Retained earnings	183,886	220,645
Accumulated other comprehensive income	39,199	39,589

Total shareholders’ equity	498,092	545,675

Non-controlling interest	2	2

Total equity	498,094	545,677

Total liabilities and shareholders’ equity	785,771	858,264

(1)	Restricted as the security package required for the bank loans as of June 30, 2009. Use of such funds are permitted provided that the proportionate amount of debt must be retired concurrently. As of June 30, 2009, (a) the short-term bank loans can be fully repaid from such short-term restricted cash and short-term investments; and (b) the long-term bank loans can be fully repaid from such long-term restricted cash.

Exhibit 2
MINDRAY MEDICAL INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except for share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2008	2009	2008	2009
	US$	US$	$	$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenues
-PRC	57,846	75,944	100,637	138,314
- International	87,821	84,116	132,458	155,911

Net revenues	145,667	160,060	233,095	294,225
Cost of revenues (note 2)	(68,695)	(68,505)	(106,697)	(127,929)

Gross profit	76,972	91,555	126,398	166,296

Selling expenses (note 2)	(20,639)	(26,410)	(31,123)	(48,199)
General and administrative expenses (note 2)	(9,595)	(11,436)	(12,202)	(20,233)
Research and development expenses (note 2)	(12,322)	(14,723)	(20,757)	(29,468)
Expense of in-progress research & development	(6,600)	—	(6,600)	—

Operating income	27,816	38,986	55,716	68,396

Other income, net	1,122	784	1,624	352
Interest income	2,171	1,321	4,529	2,941
Interest expense	(955)	(1,765)	(960)	(2,790)

Income before income taxes and non-controlling interests	30,154	39,326	60,909	68,899

Provision for income taxes	(6,097)	(6,312)	(11,800)	(10,544)
Non-controlling interests	—	—	—	—

Net Income	24,057	33,014	49,109	58,355

Basic earnings per share	0.22	0.30	0.46	0.54

Diluted earnings per share	0.21	0.29	0.43	0.52

Shares used in the computation of:
Basic earnings per share	107,263,477	108,283,992	107,113,068	108,079,235

Diluted earnings per share	113,800,224	112,553,875	113,399,242	112,374,573

(2) Share-based compensation charges incurred during the period related to:
Cost of revenues	111	118	221	249
Selling expenses	811	929	1,616	1,980
General and administrative expenses	658	789	1,230	1,742
Research and development expenses	770	796	1,518	1,642

Exhibit 3
MINDRAY MEDICAL INTERNATIONAL LIMITED
RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES
(Dollars in thousands, except for share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2008	2009	2008	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Non-GAAP net income	35,205	37,840	63,031	68,350
Non-GAAP net margin	24.2%	23.6%	27.0%	23.2%
Amortization of acquired intangible assets	(9,833)	(2,141)	(10,490)	(4,349)
Deferred tax impact related to acquired intangible assets	1,035	94	1,153	198
Termination payments	—	(147)	—	(231)
Share-based compensation	(2,350)	(2,632)	(4,585)	(5,613)

GAAP net income	24,057	33,014	49,109	58,355
GAAP net margin	16.5%	20.6%	21.1%	19.8%

Non-GAAP income per share — basic	0.33	0.35	0.59	0.63
Non-GAAP income per share — diluted	0.31	0.34	0.56	0.61

GAAP income per share — basic	0.22	0.30	0.46	0.54
GAAP income per share — diluted	0.21	0.29	0.43	0.52

Shares used in computation of:
Basic earnings per share	107,263,477	108,283,992	107,113,068	108,079,235

Diluted earnings per share	113,800,224	112,553,875	113,399,242	112,374,573

Non-GAAP operating income	39,999	43,906	70,791	78,589
Non-GAAP operating margin	27.5%	27.4%	30.4%	26.7%
Amortization of acquired intangible assets	(9,833)	(2,141)	(10,490)	(4,349)
Termination payments	—	(147)	—	(231)
Share-based compensation	(2,350)	(2,632)	(4,585)	(5,613)

GAAP operating income	27,816	38,986	55,716	68,396
GAAP operating margin	19.1%	24.4%	23.9%	23.2%

Non-GAAP gross profit	79,896	93,376	130,089	169,653
Non-GAAP gross margin	54.8%	58.3%	55.8%	57.7%
Amortization of acquired intangible assets	(2,813)	(1,703)	(3,470)	(3,108)
Share-based compensation	(111)	(118)	(221)	(249)

GAAP gross profit	76,972	91,555	126,398	166,296
GAAP gross margin	52.8%	57.2%	54.2%	56.5%

Exhibit 4
MINDRAY MEDICAL INTERNATIONAL LIMITED
RECONCILIATION OF GAAP NET INCOME TO EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTIZATION
(Dollars in thousands)

	Three months		Six months	Six months ended	Six months
	ended June 30,		ended June 30,	December 31,	ended June 30,
	2008	2009	2008	2008	2009
	US$	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP net income	$24,057	33,014	49,109	59,578	58,355
Interest income	(2,171)	(1,321)	(4,529)	(3,832)	(2,941)
Interest expense	955	1,765	960	4,203	2,790
Provision for income taxes	6,097	6,312	11,800	5,148	10,544

Earnings before Interest and Tax (“EBIT”)	28,938	39,770	57,340	65,097	68,748
Depreciation	3,150	4,687	5,400	8,432	9,050
Amortization	1,525	2,201	2,187	6,381	4,452

Earnings before Interest, Tax, Depreciation and Amortization (“EBITDA”)	33,613	46,658	64,927	79,910	82,250